October 3, 2013

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Disclosure and Review
100 F Street, NE
Washington, D.C. 20549

Attn: Ms. Laura Hatch

RE:   RENN Global Entrepreneurs Fund

Dear Ms. Hatch:

       We are writing in response to your verbal comments to Mr. David Oden, RENN Global Entrepreneurs Fund, Inc. (the “Company”, the “Fund” or “RENN”) outside general counsel with Haynes & Boone, LLP. We have listed the SEC comments first followed by the Company’s response entitled “RENN Response”.

SEC Comment 1. The word “Global” in the Fund’s name suggests that its portfolio is significantly invested in foreign companies.  The SEC staff’s informal standard on this is 40% off-shore.  The SEC staff has noted that the Fund’s portfolio is apparently only about 15% invested off-shore.

RENN Response: When the Company decided to change its name to RENN Global Entrepreneurs Fund the “off-shore” investments were approximately 40% - 50%. As the investment strategy changed over time our off-shore investments have been approximately 12.5% to 13.1% of the Fund’s net assets. We will ask the shareholders at the 2014 Annual Meeting to change the Company’s name to RENN Entrepreneurs Fund.

SEC Comment 2. Form N-CSR, filed in December 2012, is missing the balance of undistributed net income at the end of the period (if there is any).

RENN Response: The Fund has not had undistributed net income for the past several years. The Company will add a line item disclosing the balance of undistributed net income in the next filing.

SEC Comment 3. Form N-CSR Note 8 – Related Party Transactions.   How were the AnchorFree options that were transferred to the Fund by Russell booked by the Fund?

RENN Response: The AnchorFree options received from Russell Cleveland were recorded at $68,411 (80% of the fair market value of $6.19 per share less the exercise price of the options of $.40 per share) which represented the vesting percentage that Mr. Cleveland was entitled to at the time of the contribution. During the first quarter of 2013 the amount was increased to $92,971, representing 100% of the fair market value.

SEC Comment 4. Form N-CSR:  the information provided for officers and directors (see Item 18 of Form N-2) is missing (i) the age and address in Column 1, and (ii) the Fund also needs to provide the name of the companies/principal business experience for these people.

RENN Response: We will include on Form N-CSR the age and address of Officers and Directors in Column 1 and will add the name of the companies / principal business for each such person in next year’s filing.

SEC Comment 5. Semi-annual N-CSRS should be filed going forward.

RENN Response: The Company timely filed the Semi-annual N-CSRS on August 17, 2013.

SEC Comment 6. Fidelity bond filing:  has this been filed for 2013?

RENN Response: The Company secured a $200,000 Fidelity Bond on December 14, 2012 covering the fiscal year 2013. We filed form 40-17g-1 on October 1, 2013.

Sincerely,

RENN Global Entrepreneurs Fund

    By: /s/ Russell Cleveland
Title: President & CEO